UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.7)*

                              Niagara Corporation
               ------------------------------------------------------
                               (Name of Issuer)

                       Common Stock, par value $.001 per share
               ------------------------------------------------------
                        (Title of Class of Securities)

                                  653349100
                           ------------------------
                               (CUSIP Number)

                              Michael J. Scharf
                           c/o Niagara Corporation
                              667 Madison Avenue
                          New York, New York  10021
                              (212) 317-1000
                    -------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications)

                                 July 10, 1997
      ----------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D

   CUSIP NO.  653349100
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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael J. Scharf
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) ( )
                                                    (b) ( )
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     3    SEC USE ONLY
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     4    SOURCE OF FUNDS*
          PF
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                       ( )
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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                   7    SOLE VOTING POWER
                        1,254,200 (including 512,500 shares
                        issuable upon the exercise of Warrants and
                        40,000 shares issuable upon the exercise
                        of Options exercisable within 60 days**)
      NUMBER OF  ------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY         0
     OWNED BY    ------------------------------------------------------------
       EACH
     REPORTING     9    SOLE DISPOSITIVE POWER
      PERSON            1,254,200 (including 512,500 shares
       WITH             issuable upon the exercise of Warrants and
                        40,000 shares issuable upon the exercise
                        of Options exercisable within 60 days**)
                 ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
 ----------------------------------------------------------------------------

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,254,200 (including 512,500 shares issuable upon the exercise of Warrants and 40,000 shares issuable upon the
          exercise of Options exercisable within 60 days**)
 ----------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                        (X)
          (excludes 260,000 shares underlying Options which are
          not exercisable**)
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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          27.8%
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     14   TYPE OF REPORTING PERSON*
          IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

  ** The Options will become exercisable with respect to (i) 40,000 of the underlying Shares on each of the next five anniversaries of September 13, 1996 and (ii) 20,000 of the underlying Shares on each of the next five anniversaries of April 27, 1997 (provided Mr. Scharf continues to be employed by the Issuer or one of its subsidiaries on such date) except in the event of a Change in Control of the Issuer.

          Michael J. Scharf hereby amends his Statement on Schedule 13D, dated August 30, 1993, as amended on September 30, 1993, October 29, 1993, February 4, 1994, June 7, 1995, October 10, 1996, and June 4, 1997 (as amended, the "Schedule 13D"), relating to the Common Stock, par value $.001 per share, of Niagara Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used and not defined herein shall have the meanings previously ascribed to them in the Schedule 13D.

     Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended by adding the following after the seventh paragraph thereof:

          On July 10, 1997, Mr. Scharf purchased, through open market purchases, an additional 2,000 Shares at approximately $5.583 per Share and an additional 3,000 Shares at approximately $5.457 per Share, for an aggregate consideration of $27,536.50.

     Item 5.  Interest in Securities of the Issuer.

          Item 5(a) of the Schedule 13D is hereby amended to read in its entirety as follows:

          (a) As described in Item 3 hereof, Mr. Scharf directly owns (including through IRA accounts) (i) 501,700 Shares and (ii) 437,500 Warrants (representing the right to receive, upon exercise thereof at $5.50 per Warrant, an aggregate of 437,500 Shares). Pursuant to Rule 13d-3 under the Exchange Act, Mr. Scharf may be deemed to be the beneficial owner of an additional
     (i) 200,000 Shares and 75,000 Warrants owned in the aggregate by the Scharf Trusts for which Mr. Scharf is the trustee and (ii) 40,000 shares underlying options exercisable within 60 days. Accordingly, Mr. Scharf may be deemed to be the beneficial owner of an aggregate of 1,254,200 Shares, representing approximately 27.8% of the sum of (i) 3,954,465 outstanding Shares (based upon information contained in the Issuer's Proxy Statement, dated May 5, 1997, filed by the Issuer with the Securities and Exchange Commission), (ii) 512,500 Shares underlying the 512,500 Warrants owned by Mr. Scharf and the Scharf Trusts and (iii) 40,000 Shares underlying options exercisable within 60 days.

          In connection with his serving as President and Chief Executive Officer of the Issuer, the Compensation Committee of the Board of Directors of the Issuer (the "Compensation Committee") granted to Mr. Scharf (i) on September 13, 1996, an incentive stock option to purchase an aggregate of 100,000 Shares and a non-qualified stock option to purchase an aggregate of 100,000 Shares and (ii) on April 27, 1997, a non-qualified stock option to purchase an aggregate of 100,000 Shares. The exercise price of each of the foregoing options ("Options") is $5.50 per Share. As described in Item 6 hereof, the Options will become exercisable with respect to (i) 40,000 of the underlying Shares on each of the next five anniversaries of September 13, 1996 and
     (ii) 20,000 of the underlying Shares on each of the next five anniversaries of April 27, 1997 (provided Mr. Scharf continues to be employed by the Issuer or one of its subsidiaries on such date) except in the event of a "Change in Control" of the Issuer (as defined in the Issuer's 1995 Stock Option Plan).
     Accordingly, and pursuant to Rule 13d-3 under the Exchange Act, 40,000 Shares underlying Options exercisable within 60 days have been included for purposes of this Statement in calculating the number of Shares beneficially owned by Mr. Scharf.

          Other than as described in this Amendment and Amendment No. 6 to the Statement on Schedule 13D of Mr. Scharf dated June 4, 1997, no other transactions in securities of the Issuer were effected during the past 60 days by Mr. Scharf.

     Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 -  Stock Escrow Agreement, dated August 13, 1993, by and among the Issuer, the Initial Stockholders and the Escrow Agent (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

     Exhibit 2 -  Letter Agreement, dated May 26, 1993, by and between
                  Michael J. Scharf and GKN Securities Corp
                  (incorporated by reference to Exhibit 2 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

     Exhibit 3 -  Letter Agreement, dated May 26, 1993, by and between the Michael J. Scharf 1987 Guarantor Income Trust and GKN Securities Corp (incorporated by reference to Exhibit 3 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

     Exhibit 4 -  Letter Agreement, dated May 26, 1993, by and between the Scharf Family 1989 Trust and GKN Securities Corp (incorporated by reference to Exhibit 4 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

     Exhibit 5 -  Letter, dated June 1, 1995, from Michael Scharf to all of the stockholders of Niagara Cold Drawn Corp. (incorporated by reference to Exhibit 5 to Amendment No. 4 to the Statement on Schedule 13D of Michael J. Scharf, dated June 7, 1995).

     Exhibit 6 -  Stock Option Agreement, dated as of September 13,
                  1996, by and between the Issuer and Michael Scharf (incorporated by reference to Exhibit 6 to Amendment No. 5 to the Statement on Schedule 13D of Michael J. Scharf, dated October 10, 1996).

     Exhibit 7 -  Stock Option Agreement, dated as of September 13,
                  1996, by and between the Issuer and Michael Scharf (incorporated by reference to Exhibit 7 to Amendment No. 5 to the Statement on Schedule 13D of Michael J. Scharf, dated October 10, 1996).

     Exhibit 8 -  Stock Option Agreement, dated as of April 27, 1997, by and between the Issuer and Michael Scharf
                  (incorporated by reference to Exhibit 8 to Amendment No. 6 to the Statement on Schedule 13D of Michael J. Scharf, dated June 4, 1997).

     Exhibit 9 -  Stockholders Agreement, dated as of April 18, 1997, among the Issuer, Niagara Cold Drawn Corp., Michael
                  J. Scharf, The Prudential Insurance Company of America, the Equitable Life Assurance Society of the United States and the United States Fidelity and Guaranty Company (incorporated by reference to Exhibit 8 to Amendment No. 6 to the Statement on
                  Schedule 13D of Michael J. Scharf, dated June 4,
                  1997).


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  July  31, 1997

                                     /s/ Michael J. Scharf
                                         Michael J. Scharf